SCHEDULE 13D/A

CUSIP No: 464288695

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
01/03/07	7,679	56.30
01/04/07	3,493	55.60
01/05/07	19,067	54.57
01/09/07	11,284	54.54
01/10/07	1,730	54.59
01/11/07	14,389	55.35
01/12/07	2,565	55.96
01/16/07	4,350	55.79
01/17/07	6,930	55.96
01/18/07	880	55.85
01/19/07	121	56.53
01/23/07	1,725	57.33
01/24/07	1,515	58.00
01/25/07	28,092	57.43

* Initial Filing on 1/25/07. No transactions in the shares since filing. The filing is the result of the percentage movement of plus or minus 1% which is due to the outstanding shares increasing from 400,000 to 500,000.